2015 American Academy of Allergy, Asthma & Immunology Meeting Investor Update - February 2015 A Novel Immunotherapy Pathway Exhibit 99.2

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The Epicutaneous Immunotherapy Company
Our Approach in the Next 5 Years
Clinically validated
in largest Phase IIb
Deliver superior
products with clear
regulatory path
Become the Leader
in Food Allergy
Treatments
Build commercial
platform
for multiple products
Novel MoA fully
characterized in
multiple publications
Leverage EPIT’s
unique immuno-
tolerogenic pathway
Advance
Development in
Immunology &
Vaccines
Use EPIT’s profile to
develop products for
high unmet medical
needs

Become the Leader in Food Allergy Treatments
Our Commitment: Launching a New Product Every Two Years
Focus our Development
Current Targets New Targets
Allergies
Peanut
Milk
Hen’s Egg
Tree Nuts
Shellfish
Eosinophilic
Esophagitis (EoE)
Eosinophilic colitis &
gastritis
Eczema
Prophylaxis Allergic march
Combination
allergens
Prevention of
peanut allergy
4
Disease characteristics
based on Prevalence,
Persistence,
Severity,
and
Feasibility
Safe
Efficacious
Patient-friendly
Allergic Diseases
Leverage Viaskin’s Advantages

Advance Development in Immunology & Vaccines
Our Commitment: 3 to 5 Products in the Clinic by 2020
Focus our Development
Current Targets New Targets
Autoimmune
Asthma prevention
r. Hemophilia A
Celiac Disease
Diabetes type I
Inflammatory
EoE
IBD
Immuno-Oncology
Vaccines
Pertussis boost
RSV
Hepatitis A & B
5
Leverage Viaskin’s Advantages
Safe
Treg mediated immune
response
Strong scientific rationale
High unmet medical need
Limited/ no competition

Acceleration of Immunology & Vaccines Development
Creation of Focused Therapeutic Teams
Attract Senior Advisors
Leverage KOL / leading experts
Staff DBV Therapeutic Teams
Drive in-house development
Leverage Academic Centers of Excellence
Benefit from expertise & network
Standalone strategy,
rapid advancement to PoC

Where we are today
Upcoming Milestones
o
OLFUS-VIPES Viaskin Peanut year 2 data
o
Launch of Viaskin Peanut Phase III – Peanut EPIT Efficacy & Safety (“PEPITES”)
o
EoE clinical trial initiation with Viaskin Milk
o
Pertussis enters clinic, pending regulatory greenlight
o
CoFAR6 1-year study completed -> mechanistic, biomarkers, not powered to show efficacy
VIPES Phase II data presented at AAAAI
o
Regulatory update on Viaskin Peanut development post EoPII meeting
o
Strong EAACI presence with additional analyses on VIPES
o
Viaskin Milk Phase I safety (MILES Part A) completed
o
Viaskin Egg product development launch

VIPES Phase IIb Data Presentation 2015 American Academy of Allergy, Asthma & Immunology Meeting Investor Update - February 2015

Phase IIb - VIPES & OLFUS-VIPES
Design Approved by FDA
Stratified study, enrolling subjects aged 6-55
Highly allergic patients
o
> 0.7 kUI/ L peanut-specific IgE and 8 mm SPT wheal
o
Peanut reactive dose at M0 300 mg peanut protein (ie. approx 1 peanut)
Largest ever peanut allergy study: 22 centers (US, Canada, NTH, FR, PL), 221 patients
VIPES
Efficacy
Endpoints
Primary endpoints: ‘responder’ defined as patients reaching 1000 mg reactive dose or 10-fold initial reactive dose at M12 food challenge
Main secondary endpoints: efficacy in patient populations (CRD*, LS Mean), changes from baseline in peanut sIgE and sIgG4
VIPES
Study
Population
Evaluation
Patients evaluated on Double Blinded Placebo Controlled Food Challenge (‘DBPCFC’)
every 12 months & immunological changes

*CRD: Cumulative Reactive Dose at Food Challenge

VIPES was Successfully Designed and Executed
Low Drop-Outs and Only a Few Deviations
Placebo
N (%)
50 ug
N (%)
100 ug
N (%)
250 ug
N (%)
Total
N (%)
Screened Set 315
Randomized 56  (100.0) 53  (100.0) 56  (100.0) 56  (100.0) 221  (100.0)
Did not complete the study
o/w adverse event
2  (3.6)
0
2  (3.8)
0
7  (12.5)
2  (3.6)
3  (5.4)
1  (1.8)
14  (6.3)
3  (1.3)
Any other major protocol deviations 4  (7.1) 1  (1.9) 3  (5.4) 6  (10.7) 14  (6.3)
Per Protocol (PP) 50  (89.3) 50  (94.3) 47  (83.9) 49  (87.5) 196  (88.7)

Patient Characteristics
Highly Peanut Allergic Subjects, Major Pediatric Focus
a
n
Placebo
56
50 µg
53
100 µg
56
250 µg
56
Total
221
Age (years) b
Overall (6-55) Mean (SD) 12.5 (6.84) 12.3 (6.72) 13.9 (6.66) 13.6 (7.48) 13.1 (6.92)
Children (6-11) n (%)
31  (55.4)
28  (52.8) 26  (46.4) 28  (50.0) 113  (51.1)
Adolescents & Adults (12-55) n (%)
25  (44.6)
25  (47.2) 30  (53.6) 28  (50.0) 108  (48.9)
Peanut Specific IgE (kU/L) Mean (SD) 146.4 (173.1) 201.0 (269.3) 134.8 (180.7) 148.9 (177.3) 157.2 (203.2)
Median 68.5 83.0 66.1 79.9 78.9
SPT - Area under Curve Mean (SD)
25.97 (8.25)
27.67 (9.59) 25.34 (6.95) 27.02 (8.55) 26.48 (8.36)
Median
24.90
25.50 25.55 26.40 25.50
Medical History
Asthma n (%) 34 (60.7) 32 (60.4) 35 (62.5) 29 (51.8) 130 (58.8)
Eczema/Atopic Dermatitis n (%)
26 (46.4)
30 (56.6) 30 (53.6) 28 (50.0) 114 (51.6)
Allergic Rhinitis n (%)
23 (41.1)
24 (45.3) 25 (44.6) 24 (42.9) 96 (43.4)
Polyallergic n (%)
41 (73.2)
45 (84.9) 49 (87.5) 48 (85.7) 183 (82.8)
Percentages were based on the number of subjects in the Safety Set for each treatment group.
a The baseline value was defined as the last measurement taken prior to the first administration of investigational product (day 1).
b Age was calculated as the difference between date of birth and date of informed consent, truncated to years.

Peanut Reactive Dose at Baseline in VIPES
Highly Allergic Patients
Median peanut protein ED:
o
o
12
Children: 30 mg
Adolescents & Adults: 100 mg
6
11
17
23
38
18
1
2
13 13
39
40
1 3 10 30 100 300
Children Adolescents/Adults

VIPES Highlights Viaskin’s Patient-Friendly and Safety Profile
High Compliance Rate, Low Drop-outs
Placebo
56
50 µg
53
100 µg
56
250 µg
56
Total
221
Overall compliance (%) Median 97.0 96.9 97.8
98.7
97.6
Drop-out not
related to Viaskin
n
(%)
2
(3.6)
2
(3.8)
6
(10.7)
2
(3.6)
12
(5.4)
Drop-out related to Viaskin
n
(%)
0
(0.0)
0
(0.0)
1
(1.8)
1
(1.8)
2
(0.9)

Safety Profile
Unique in Food Allergy Immunotherapy

No use of epinephrine related to Viaskin Peanut application
20 SAEs, none related to Viaskin Peanut
o
Related to study procedure: 14 SAEs during DBPCFCs (anaphylaxis to peanut challenge)
o
Others:
– 1 Allergic reaction due to fish consumption
– 3 SAEs (moderate anaphylaxis) after accidental consumption of food-containing peanut
– 1 respiratory distress case
– 1 psychiatric case
2 withdrawals due to related adverse events (ie. dermatitis)
Most frequent related AEs:
o
Local cutaneous reaction >90% of subjects mainly mild and moderate (50% with a duration < 2 months)

Primary Efficacy Endpoint Met in All Subjects
Statistically Significant Study
Response rate accross doses after 12 months
15
p= 0.0108
p= 0.1074
p= 0.0292
25.0%
45.3%
41.1%
50.0%
0%
10%
20%
30%
40%
50%
60%
70%
Placebo
n = 56
50 µg
n = 53
100 µg
n = 56
250 µg
n = 56

Children
Statistically Significant in all three Doses

Response rate in Children accross doses after 12 months
p= 0.0076
p= 0.0453
p= 0.0035
19.4%
57.1%
46.2%
53.6%
0%
10%
20%
30%
40%
50%
60%
70%
80%
Placebo
n = 31
50 µg
n = 28
100 µg
n = 26
250 µg
n = 28

Children
1,000 mg Criteria Magnifies Efficacy vs Placebo

Proportion of Children who reached 1,000 mg ED after 12 months
p = 0.0177
p = 0.0324
p = 0.0363
6.5%
28.6%
30.8%
32.1%
0%
5%
10%
15%
20%
25%
30%
35%
Placebo
n = 31
50 µg
n = 28
100 µg
n = 26
250 µg
n = 28

Children
Increased Criteria Stringency Supports Strong Efficacy

Proportion of strong responders in Children (both x10 and 1,000 mg increase in ED)
p = 0.0005
p = 0.0025
p = 0.0196
# of Children with no objective
symptoms at M12 food
challenge’s highest dose
0 0 1 4
0.0%
17.9%
26.9%
32.1%
0%
5%
10%
15%
20%
25%
30%
35%
Placebo
n = 31
50 µg
n = 28
100 µg
n = 26
250 µg
n = 28

Children
Clear Dose Response, Clear Magnitude of Effect

Increase in CRD in Children after 12 months (Mean and Median)*
1.000 mg
500 mg
0 mg
1.500 mg
2.000 mg
1,121.0 mg
Median = 135.0
Median = 0.0
Median = 214.5
Median = 400.0
p < 0.001
p = 0.007
p = 0.003
617.5 mg
471.2 mg
62.8 mg
* Excluding missing data
Placebo
n = 30
50 µg
n = 28
100 µg
n = 24
250 µg
n = 28

Children
Clear Dose Response, Clear Magnitude of Effect

Increase in CRD in Children after 12 months (Mean and Median)
1.000 mg
500 mg
0 mg
1.500 mg
2.000 mg
1,121.0 mg
Median = 135.0
Median = 0.0
Median = 114.5
Placebo
n = 31
Median = 400.0
50 µg
n = 28
100 µg
n = 26
250 µg
n = 28
p < 0.001
p < 0.01
p < 0.01
570.0 mg
471.2 mg
60.8 mg

Children Immunological Changes Confirm Treatment Effect 21 Peanut-specific IgG4 (mg/L) Peanut-specific IgE (kU/L)

Subjects aged 12-55 response rate across doses
Adolescents & Adults
High Placebo Response Rate Distorts Analysis
22
p= 0.3998
p= 0.7812
p= 1.0000
32.0% 32.0%
36.7%
46.4%
0%
10%
20%
30%
40%
50%
60%
70%
Placebo
n = 25
50 µg
n = 25
100 µg
n = 30
250 µg
n = 28

Adolescents & Adults
Changes from Baseline CRD Indicate Dose Response Trend
500 mg
1.000 mg
0 mg
1.500 mg
837.4 mg
Median = 0.0
Median = 10.0
Median = 30.0
Median = 300.0
842.3 mg
619.2 mg
528.4 mg
Subjects aged 12-55 increase in baseline CRD at 12 months across doses
Placebo
n = 25
50 µg
n = 25
100 µg
n = 30
250 µg
n = 28

Adolescents & Adults Immunological Changes Support Dose Response Trend 24 Peanut-specific IgG4 (mg/L) Peanut-specific IgE (kU/L)

Conclusion
VIPES: largest, multicenter RCT in peanut allergy
Excellent compliance
Appears safe in all populations
Primary efficacy endpoint met
In Children subgroup: Statistical Efficacy demonstrated for all doses
Dose effect on the cumulative reactive quantity of peanut, with stronger magnitude for 250 µg
In adolescent and adult subgroups: higher response rate with Viaskin Peanut 250 µg, but with a magnitude lower than in children
DBV to move first in Phase III in Children

VIPES: Viaskin is Safe & Effective for Treatment of Peanut Allergy

Timeline
Targeting First Patient-in into Phase III  Q4 2015
o
1 year study with more than 12 visits per patient: long treatment
o
Dose finding with 4 arms
o
Each arm stratified by population age
Top line data
disclosed
2 months
T+ 3 months
Full
CSR
All QC’ed tables
generated
(180 TFLs)
2 months
EoPII
meeting
Protocol
finalised
CSR drafting (~500 pages report)
E-tools
fine-tuning
Local agencies &
EC interactions
First
patient in
PEPITES
Centers
initiations
Time of LPLV to finalised CSR: 7 months
compared to 6 months industry average
(for 60-70 TFLs and ~200 pages CSR)
VIPES
Last Patient
Last Visit
26
31/07 1.5 month
22/09
T
1 month
D
Aug.14 Sept.14 Oct.14 Nov.14 Dec.14 Jan.15 Feb.15 Mar.15 Apr.15 May 15 June 15 Q3 15 Q4 15
VIPES is a more complex study:

Key Opinion Leaders Roundtable 2015 American Academy of Allergy, Asthma & Immunology Meeting Investor Update - February 2015

Thank You
Dr. Sampson, Dr. Spergel, Dr. Brown-Whitehorn, Dr. Dupont
Dr. Hugh Sampson is the Kurt
Hirschhorn, M.D./ Children’s
Center Foundation Professor
of Pediatrics and the Dean for
Translational Biomedical
Sciences at the Icahn School
of Medicine at Mount Sinai.
He is the Director of the Jaffe
Food Allergy Institute and the
Director and PI of the NIH-
sponsored CTSA program,
Conduits – the Institutes for
Translational Sciences at
Icahn School of Medicine at
Mount Sinai.
Dr. Jonathan Spergel is Professor of
Pediatrics at the Perelman School
of Medicine at the University of
Pennsylvania. He is Chief of the
Allergy Section and directs the
Center for Pediatric Eosinophilic
Disorders at the CHOP. Dr. Spergel
is on the Board of Directors for
AAAAI and chair of Research and
Training Division. He is also on the
Medical Advisory Boards for the
International Association for Food
Protein Enterocolitis and  American
Partnership for Eosinophilic
Disorders.
Dr. Terri Brown-Whitehorn is an
Associate Professor of Clinical
Pediatrics at the Perelman School
of Medicine at the University of
Pennsylvania and an Attending
Physician in the Allergy and
Immunology division at CHOP. Dr.
Brown-Whitehorn’s primary
interest is in the care of children
with allergic disease, including
asthma, environmental allergies,
atopic dermatitis, IgE mediated
food allergy/anaphylaxis, food
protein induced enterocolitis, and
eosinophilic esophagitis.
Dr. Christophe Dupont is Head of
the Pediatrics-Gastroenterology
Department at the Necker
Hospital in Paris. He is Chairman
of DBV Technologies’ Scientific
Advisory Board. He is a member
of the European Society for
Pediatric Gastroenterology,
Hepatology and Nutrition and
the Committee of Nutrition of
the French Pediatric Society.
Pr. Dupont is also a co-founder
of DBV.
28